As filed with the Securities and Exchange Commission on June 11, 2024

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(AMENDMENT NO. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INCYTE CORPORATION

(Name of Subject Company (Issuer))

INCYTE CORPORATION

(Names of Filing Persons (Issuer and Offeror))

COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

45337C102

(CUSIP Number of Class of Securities)

Hervé Hoppenot

President and Chief Executive Officer

Incyte Corporation

1901 Augustine Cut-Off

Wilmington, Delaware 19803

(302) 498-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Stanton D. Wong Pillsbury Winthrop Shaw Pittman LLP Four Embarcadero Center, 22nd Floor San Fransisco, California 94111 (415) 983-1000	Stephen C. Ashley Pillsbury Winthrop Shaw Pittman LLP 31 West 52nd Street New York, NY 10019-6131 (212) 858-1000

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 13, 2024, as amended and supplemented on May 15, 2024, and June 4, 2024 (as amended and supplemented, the “Schedule TO”), relating to the offer by Incyte Corporation, a Delaware corporation (the “Company”), to purchase up to $1.672 billion in value of its common stock, $.001 par value, at a price not greater than $60.00 per share nor less than $52.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment should be read in conjunction with the Schedule TO and all of the exhibits thereto, including the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On June 11, 2024, the Company issued a press release announcing the preliminary results of the Offer, which expired at 12:00 midnight, at the end of the day, New York City time, on Monday June 10, 2024. A copy of the press release is filed as Exhibit (a)(5)(C) and is incorporated by reference herein.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C) Press release issued June 11, 2024, announcing the preliminary results of the Tender Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2024

INCYTE CORPORATION

By:	/s/ Christiana Stamoulis
Christiana Stamoulis
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

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